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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1),
                                      AND
                                AMENDMENT NO. 1
                   TO SCHEDULE 13D PURSUANT TO SECTION 13(d),
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           SYMETRICS INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                                  TSHCO, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                            TEL-SAVE HOLDINGS, INC.
                                   (BIDDERS)

   COMMON STOCK, $0.25 PAR VALUE PER SHARE                     871 52 1100
        (TITLE OF CLASS OF SECURITIES)            (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                              ALOYSIUS T. LAWN, IV
                         GENERAL COUNSEL AND SECRETARY
                            TEL-SAVE HOLDINGS, INC.
                                 6805 ROUTE 202
                               NEW HOPE, PA 18938
                                 (215) 862-1500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                             ON BEHALF OF BIDDERS)
                                   COPIES TO:
                          JONATHAN C. STAPLETON, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-1111
                            ------------------------

                           CALCULATION OF FILING FEE
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
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TRANSACTION VALUATION*....................................................    $   22,240,695
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AMOUNT OF FILING FEE......................................................    $     4,448.14
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

* For the purpose of calculating the fee only, this amount assumes the purchase in cash of 1,482,713 shares of Common Stock of Symetrics Industries, Inc. (the "Company") at $15.00 per share. As of the date hereof, the Bidders are deemed to own beneficially 145,000 shares, or approximately 8.9%, of the 1,627,713 shares of Company Common Stock issued and outstanding as of October 31, 1997, according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

  [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:   Not Applicable           FILING PARTY:  Not Applicable
FORM OR REGISTRATION NO.:  Not Applicable            DATE FILED:  Not Applicable
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

--------------------------
  CUSIP NO. 8715211       14D-1/13D AMENDMENT NO. 1
--------------------------
  -----------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS                               Tel-Sav Holdings, Inc.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                     23-2827736
    1
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                         (A)  [ ]
    2                                                                                    (B)  [ ]
  -----------------------------------------------------------------------------------------------
            SEC USE ONLY
    3
  -----------------------------------------------------------------------------------------------
            SOURCE OF FUNDS                                                                   WC
    4
  -----------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(D) OR 2(E)                                                 [ ]
  -----------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION                       DELAWARE
    6
  -----------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                145,000
    7
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    8       CERTAIN SHARES                                                                    [ ]
  -----------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           8.9%
    9
  -----------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON                                                     HC
    10
  -----------------------------------------------------------------------------------------------

     This Statement relates to a tender offer by TSHCo, Inc., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Tel-Save Holdings, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.25 per share (the "Shares"), of Symetrics Industries, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Symetrics Industries, Inc. The address of the principal executive offices of the Company is set forth in
Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

     (b) The exact title of the classes of equity securities being sought in the Offer is the Common Stock, par value $0.25 per share. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) through (d) and (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

     (e) and (f): None of Purchaser or Parent, or, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (c): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 12 of the Offer to Purchase, none of Purchaser or Parent have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company, or any other material changes in the Company's capitalization, dividend policy, corporate structure or business or composition of its board of directors or management.

     (f) and (g): The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Nasdaq Listing, Stock Quotation, and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Except as described in Section 11 of the Offer to Purchase (which
Section is hereby incorporated by reference) neither Purchaser nor Parent (nor any of their respective subsidiaries) beneficially owns any Shares and, to the best knowledge of the Company, none of the persons listed on Annex I to the Offer to Purchase beneficially owns any Shares.

     (b) Except as described in Section 11 of the Offer to Purchase (which
Section is hereby incorporated by reference) no transactions in the Shares have been effected during the past sixty days by the Purchaser or Parent (or their respective subsidiaries) or, to the best knowledge of the Parent, any of the persons listed on Annex I to the Offer to Purchase.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company"); and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 10 ("Source and Amount of Funds"), Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company") and Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Nasdaq Listing, Stock Quotation, and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated December 22, 1997.

     (a)(2) Letter of Transmittal.

     (a)(3) Form of Letter from Gerard Klauer Mattison & Co., Inc., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     (a)(5) Notice of Guaranteed Delivery.

     (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Newspaper Advertisement, dated December 22, 1997.

     (a)(8) Parent's Financial Statements, Financial Statement Schedules and Exhibits, included as pages 30 to 46 of Parent's Annual Report on Form 10-K for the year ended December 31, 1996 and as pages 2 to 12 of Parent's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (filed by Parent with the Commission on March 18, 1997, and November 14, 1997, respectively, and incorporated herein by reference).

     (b) Not applicable.

     (c)(1) Agreement and Plan of Merger, dated as of December 18, 1997, among Purchaser, Parent and the Company.

     (c)(2) Form of Tender and Option Agreement, dated as of December 18, 1997, between Parent and certain officers and directors of the Company.

     (c)(3) Stock Option Agreement, dated as of December 18, 1997, between Parent and the Company.

     (c)(4) Letter Agreement, dated as of December 18, 1997, between the Company and Parent.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1997

                                          TEL-SAVE HOLDINGS, INC.

                                          By:   /s/ ALOYSIUS T. LAWN, IV
                                            ------------------------------------
                                                   Name: Aloysius T. Lawn, IV
                                                   Title: General Counsel and
                                                          Secretary

                                          TSHCo, INC.

                                          By:   /s/ ALOYSIUS T. LAWN, IV
                                            ------------------------------------
                                                   Name: Aloysius T. Lawn, IV
                                                   Title: Vice President and
                                                   Secretary

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                      DESCRIPTION                                    PAGE
-------     --------------------------------------------------------------------------    ----
(a)(1)      Offer to Purchase, dated December 22, 1997.
(a)(2)      Letter of Transmittal.
(a)(3)      Form of Letter from Gerard Klauer Mattison & Co., Inc., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(5)      Notice of Guaranteed Delivery.
(a)(6)      Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(a)(7)      Summary Newspaper Advertisement, dated December 22, 1997.
(a)(8)      Parent's Financial Statements, Financial Statement Schedules and Exhibits,
            included as pages 30 to 46 of Parent's Annual Report on Form 10-K for the
            year ended December 31, 1996 and as pages 2 to 12 of Parent's Quarterly
            Report on Form 10-Q for the quarter ended September 30, 1997 (filed by
            Parent with the Commission on March 18, 1997 and November 14, 1997, respectively, and incorporated herein by reference).
(b)         Not applicable.
(c)(1)      Agreement and Plan of Merger, dated as of December 18, 1997, among
            Purchaser, Parent and the Company.
(c)(2)      Form of Tender and Option Agreement, dated as of December 18, 1997, between the Parent and certain officers and directors of the Company.
(c)(3)      Stock Option Agreement, dated as of December 18, 1997, between Parent and the Company.
(c)(4)      Letter Agreement, dated as of December 18, 1997, between the Company and
            Parent.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.